FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly-Held and Authorized Capital Company
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56

MINUTES TO THE ANNUAL AND EXTRAORDINARY GENERAL MEETING
HELD ON APRIL 30, 2007

1- DATE AND PLACE: On April 30, 2007, at 10:00 am, at the Company’s headquarters in the City and State of São Paulo, located at Avenida Brigadeiro Luiz Antônio, 3.142.

2- CALL: Call Notice published in the Official Gazette of the State of São Paulo, in its editions of April 14, 17 and 18, on pages 46,47 and 48, and in the newspaper Gazeta Mercantil, in its editions of April 14, 16 and 17, 2007, on pages B21, A8 and B9, respectively.

3- QUORUM: Shareholders representing more than two thirds of the Company’s voting stock capital, as per the signatures in the respective Attendance Book, thus, being registered the existence of a legal quorum for the holding of the Meeting.

4- PRESIDING BOARD: Chairman: Abílio dos Santos Diniz; Secretary: Marise Rieger Salzano.

5- SUMMARY OF THE RESOLUTIONS: taken by the General Meeting by unanimous vote, with those legally impeded abstaining from voting.

THE ANNUAL GENERAL MEETING:

5.1. approved the unqualified balance sheet and other financial statements, ended on December 31, 2006, which were published in the Official Gazette of the State of São Paulo and Valor Econômico newspaper, in their editions of March 30, 2007, on page 67 and A5, respectively.

5.2. approved the Company’s capital budget for 2007, prepared by the Board of Executive Officers and submitted to the appreciation of the General Meeting, pursuant to article 196 of Law no. 6,404/76.

5.3. approved the Board of Executive Officer’s proposed allocation of the net income for the year 2006, especially regarding the approval of the mandatory dividend distribution in the amount of R$20,311,836.40, corresponding to R$0.16903 per 1,000 common shares and R$0.18594 per 1,000 preferred shares. The payment of dividends shall be performed on June 27, 2007.

5.4. accepted the resignation letter of the Board of Directors member Henri Philippe Reichstul.

5.5. did not resolve on item “e” of the call notice;

5.6. accepted the resignation letter of the Advisory Board member Marcelo Pereira Lopes de Medeiros;

5.7. elected to the Advisory Board, the following persons: Mr. Fernando Maida Dall Acqua, Brazilian citizen, married, university professor, Identity Card (RG) 4.146.438 -2 – SSP/SP, Individual Taxpayers’ ID (CPF/MF) 655.722.978 -87, domiciled in the City and State of São Paulo, business address at Rua Itapeva, 474, 11º andar; and Yoshiaki Nakano, Brazilian citizen, married, university professor, Identity Card (RG) 5.157.491 -3 – SSP/SP, Individual Taxpayers’ ID (CPF/MF) 049.414.548 -04, domiciled in the City and State of São Paulo, business address at Rua Itapeva, 474, 13º andar;

The members of the Advisory Board elected now declare under the penalties of law, that they are not involved in any of the crimes foreseen by law that hinder them from conducting their business activities, being aware of the provisions of the article 147 of Law no. 6,404/76. The members of the Advisory Board elected now shall be invested in office upon the signature the respective Investiture Instrument drawn up in the Company’s records.

5.8. determined the annual global compensation of the Company’s managers in the amount of up to nineteen million reais (R$19,000,000.00) .

THE EXTRAORDINARY GENERAL MEETING:

5.9. approved the Board of Executive Officer’s proposed capitalization of the reserves formed in the previous years, which have been used in the Company’s business expansion, in the total amount of one hundred and eighty six million, one hundred and fifty-seven thousand, five hundred and twenty-four reais and eighty five centavos (R$186,157,524.85), appropriated as follows:

- Expansion Reserve, constituted at the meeting held on April 27, 2006, in the amount of R$167,541.772.36;

- Reserve for Profit retention based on the capital budget, in the amount of R$18,615,752.49.

5.10. approved the Capital Stock increase, without the issuance of new shares, in the total amount of one hundred and eighty-six million, one hundred and fifty-seven thousand, five hundred and twenty-four reais and eighty-five centavos (R$186.157.524,85), relative to the capitalization referred to in the above item, increasing from R$3,954,629,319.75 to R$4,140,786,844.60.
Thereafter the “caput” of the article 4 of the Bylaws shall become effective with the following wording:

“Article 4 (“caput”) – The Company’s Capital Stock is four billion, one hundred and forty million, seven hundred and eighty-six thousand, eight hundred and forty-four reais and sixty centavos (R$4.140.786.844,60), fully paid-up and divided in one hundred and thirteen billion, seven hundred and seventy-one million, three hundred and seventy-eight thousand and four hundred and thirty-three (113,771,378,433) nonpar shares, being forty-nine billion, eight hundred and thirty-nine million, nine hundred and twenty-five thousand, six hundred and eighty-eight (49,839,925,688) common shares and sixty-three billion, nine hundred and thirty-one million, four hundred and fifty-two thousand, seven hundred and forty-five (63,931,452,745) preferred shares."

5.11. approved the Board of Executive Officer’s proposed amendment to the article 20 of the Company’s Bylaws, relative to the number of members comprising the Board of Executive Officers, increasing from 12 to 14 the maximum limit of officers. Thus, the article 20 shall become effective with the following wording:

“Article 20 – The Board of Executive Officers shall comprise a minimum of two (02) and a maximum of fourteen (14) members, shareholders or not, resident in the country, elected and dismissed by the Board of Directors, being one (01) the Chairman and the other members Officers.”

5.12. approved the Board of Executive Officer’s proposal relative to the 2007 Investments Plan, in the amount of one billion, two hundred and fifty million reais (R$1,250,000,000.00) .

6 - DOCUMENTS FILED AT THE HEADQUARTERS: a) Call Notice; b) Financial Statements, Management Report and Independent Auditors’ Report; c) Proposals of the Board of Executive Officers.

7 - CLOSURE: Nothing more to be dealt with, the meeting was adjourned and these minutes were drawn up, which, after read and approved, were signed by all the shareholders attending the meeting and the Company’s auditors.

Signatures: Abilio dos Santos Diniz – Chairman of the Meeting; Marise Rieger Salzano - Secretary.

Shareholders: Wilkes Participações S.A on its own behalf and in the capacity of holder of the voting rights of Península Participações Ltda, Sudaco Participações Ltda, Casino Guichard Perrachon and Segisor, represented by its attorneys Marise Rieger Salzano and Juan Javier Bordaberry Herran; Península Participações Ltda on its own behalf and in the capacity of holder of the voting rights of Rio Soe Empreendimentos e Participações Ltda, represented by its attorney Marise Rieger Salzano; and auditor Ernst & Young Auditores Independentes S.S., represented by its attorney in law.

São Paulo, April 30, 2007

This is a free English translation of the original instrument.

_______________________________
Marise Rieger Salzano
Board Secretary

Attorney’s Signature: ____________________
Maria Lúcia de Araújo – Brazilian Bar Association/São Paulo (OAB/SP) 189.868

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 02, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.